Weil, Gotshal & Manges LLP 767 FIFTH AVENUE NEW YORK, NY 10153-0119 (212) 310-8000 FAX: (212) 310-8007	AUSTIN BEIJING BOSTON BUDAPEST DALLAS FRANKFURT HONG KONG HOUSTON LONDON MIAMI MUNICH PARIS PRAGUE PROVIDENCE SHANGHAI SILICON VALLEY WARSAW WASHINGTON, D.C. WILMINGTON
April 3, 2009

TRANSMITTED VIA EDGAR AND FACSIMILE:

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott M. Anderegg

Re:	Hollywood Media Corp.
Form 10-K for Fiscal year ended December 31, 2007
Filed March 17, 2008
Form 10-K/A for Fiscal Year Ended December 31, 2007
Filed April 29, 2008
Definitive Proxy filed on Schedule 14A
Filed November 18, 2008
Written Response Filed February 12, 2009
File No. 1-14332

Dear Mr. Anderegg:

We are writing on behalf of our client, Hollywood Media Corp. (the “Company”), to respond to the comments of the Staff set forth in the letter dated December 31, 2008 with respect to the above-referenced Form 10-K, Form 10-K/A, Definitive Proxy filed on Schedule 14A and written response filed February 12, 2009. For your convenience, each comment from the comment letter is repeated here, followed by the Company’s response and the paragraph numbering below corresponds to the numbering in the comment letter.

Definitive Proxy filed on Schedule 14A

Base Salary, page 19

1.

We note your response to comment four of our letter dated December 31, 2008. We also note your disclosure states “The Compensation Committee determined to increase the combined salary and annual bonuses for the Chief Executive Officer and President at a level approximately 10% below the market median benchmark for comparable positions among the industry competitors reviewed.” Please revise your disclosure to explain why the Compensation Committee decided to set the total awards approximately 10% below the market median benchmark. In this regard, please provide us with the language that will appear in your future filings.

Weil, Gotshal & Manges LLP

The Company notes that the referenced disclosure concerned a prior executive compensation study that was reviewed by the Compensation Committee in connection with employment agreement amendments entered into with Mitchell Rubenstein, the Company’s Chairman and Chief Executive Officer, and Laurie S. Silvers, the Company’s President, in July 2003. This previous study included a review of twenty-two industry competitors and similarly sized companies from entertainment related industries, including Ticketmaster, Imax, Tickets.com, iVillage and TheStreet.com. Upon review of that study, the Compensation Committee determined to increase the combined salary and annual bonuses for the Chief Executive Officer and President at a level approximately 10% below the market median benchmark for comparable positions among the peer group. This determination reflected the Compensation Committee’s decision to take a more conservative stance, given the general climate and concerns surrounding executive compensation at the time that decision was made.

As disclosed in the Company’s most recent proxy statement, in November 2008 the Compensation Committee engaged Pearl Meyer & Partners, LLC, an independent third-party compensation consultant (“Pearl Meyer”), to review the compensation of the Company’s executive officers with an emphasis on the direct elements of compensation (including salary, short-term incentives (bonus) and long-term incentives (equity)).  A new study was delivered to the Compensation Committee on November 24, 2008 and included a review of twelve publicly traded companies with similar business models and median revenues of $120 million, including Imax, CNET, Internet Brands, Inc., Knot Inc., TheStreet.com and Ediets.com Inc.  The compensation consultant determined that, while the total compensation levels of the executive officers for 2008 were positioned near the 25th percentile of the market, the base salary levels were positioned near the 75th percentile. Accordingly, the compensation consultant recommended no adjustments to base salary and the consideration of short term equity awards for 2008 and long-term equity incentives beginning in 2009. Following receipt of the Pearl Meyer study, and after giving due consideration to the recommendations contained therein, the Compensation Committee determined that maintaining the base salary of the executive officers at current levels and awarding short-term and long-term equity awards to the Company’s Chief Executive Officer and President (as disclosed in the Company’s Current Report on Form 8-K filed on December 29, 2008) would provide a total compensation mix in line with that of the market, at levels appropriate to retain the executive officers, while more appropriately aligning their incentives with those of our shareholders.

The Company confirms that it will include in future filings, as appropriate, a similar description of the role of Pearl Meyer in recommending the amount and form of executive compensation.

*     *     *

If the Staff has any additional questions or comments, kindly contact the undersigned at (212) 310-8172.

Very truly yours,

/s/ Todd Chandler

cc:	Hollywood Media Corp.